SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/13/2022


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
3,315

8. SHARED VOTING POWER
324,662

9. SOLE DISPOSITIVE POWER
3,315
_______________________________________________________

10. SHARED DISPOSITIVE POWER
324,662


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
327,977 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.39%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,315

8. SHARED VOTING POWER
324,662

9. SOLE DISPOSITIVE POWER
3,315
_______________________________________________________

10. SHARED DISPOSITIVE POWER
324,662


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
327,977 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.39%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,315

8. SHARED VOTING POWER
324,662

9. SOLE DISPOSITIVE POWER
3,315
_______________________________________________________

10. SHARED DISPOSITIVE POWER
324,662


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
327,977 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.39%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 6, 2022. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A. Letter to the Board of Directors.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

c) Since the last filing on July 6, 2022 no shares of TWN were traded.



ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/13/2022

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Bulldog Investors, LLP , 250 Pehle Avenue, Suite 708,
Saddle Brook, NJ 07663
(201) 881-7111 // Fax: (201) 556-0097 //
pgoldstein@bulldoginvestors.com

							July 13, 2022

The Board of Directors
The Taiwan Fund, Inc.
c/o State Street Bank & Trust Company
One Lincoln Street
P.O. Box 5049
Boston, MA 02110.

Dear Board Members:

Our clients own about 325,000 shares of The Taiwan Fund.

According to a press release issued on July 8, 2022, "The Board expects to announce the replacement adviser selected by the Board by the end of July 2022 and to seek stockholder approval of the new adviser at a special meeting of stockholders to be held early in September 2022."

The Fund's shares currently trade at a discount of about 16%. We believe that it connection with a change of advisers, the Board should consider affording stockholders an opportunity to monetize a portion of their shares at a price close to net asset value via a self-tender offer.

We would like to have a discussion with a representative of the Board as to how to strike a balance between the desire of those shareholders that would like to sell some of their shares at a price higher than the market price and those that want the Fund to continue as a viable long-term vehicle for investing in Taiwan. If the proper balance can be achieved, it should be relatively easy and inexpensive to get stockholder approval for a new advisory agreement. Please let us know if such a discussion can be arranged. Thank you.


Sincerely yours,

/S/ Phillip Goldstein

Phillip Goldstein
Managing Partner